SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

TransAlta Corporation

(Name of Issuer) Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

John Staikos
Senior Vice President and General Counsel
LS Power Equity Advisors, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-615-3441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on followings pages)

(Page 1 of 14 Pages)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. LSP Penn Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. LSP Penn Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. LS Power Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons. LS Power Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 14 Pages

1.	Names of Reporting Persons. Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 7 of 14 Pages

1.	Names of Reporting Persons. Luminus Asset Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 14 Pages

1.	Names of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 14 Pages

1.	Names of Reporting Persons. LPCO Investments S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,661,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,661,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,661,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 10 of 14 Pages

This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D initially filed on June 27, 2007 (the "Original Filing") and amended on October 23, 2007, December 7, 2007 and December 14, 2007 by the Reporting Persons relating to the Common Shares, no par value (the "Shares"), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the "Issuer"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment, Amendment No. 1, Amendment No. 2 or Amendment No. 3. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

As of January 15, 2008, the Reporting Persons are deemed to beneficially own an aggregate of 16,661,000 Shares, as detailed in Item 5.  The aggregate purchase price for such shares was $ $437,913,042.521 (exclusive of brokerage commissions and fees), which amount has come, (1) with respect to the LS Power Entities, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business with the previously identified financial institution, and (2) with respect to the Luminus Entities, from working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following in the appropriate places, as follows:

On January 16, 2008, the Reporting Persons issued a press release announcing that they had released a "white paper" titled "An Operator's Guide to Unlocking Value at TransAlta," which sets forth certain recommendations to the Issuer's management aimed at enhancing value for all shareholders.

A copy of the press release is included as Exhibit 7.3 hereto and is incorporated herein by reference.  A copy of the white paper is included as Exhibit 7.4 hereto and is incorporated herein by reference.

1For purposes of calculating the aggregate purchase price, transactions in Shares executed in Canadian Dollars since the most recent filing on Schedule 13D on December 14, 2007 have been converted to US Dollars at a current market exchagne rate of 1 CAD to 0.985123 USD.

CUSIP No. 89346D107	13D	Page 11 of 14 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	16,661,000	16,661,000	8.2%
LSP Penn Holdings II, LLC	0	16,661,000	16,661,000	8.2%
LS Power Partners, L.P.	0	16,661,000	16,661,000	8.2%
LS Power Partners II, L.P.	0	16,661,000	16,661,000	8.2%
Luminus Management, LLC	0	16,661,000	16,661,000	8.2%
Luminus Asset Partners, L.P.†	0	16,661,000	16,661,000	8.2%
Luminus Energy Partners Master Fund, Ltd.†	0	16,661,000	16,661,000	8.2%
LPCO Investments S.à.r.l.†	0	16,661,000	16,661,000	8.2%

† Luminus Energy Fund currently holds 533,950 shares and Luminus Asset Partners currently holds 34,950 shares, purchased between November 29, 2007 and January 15, 2008, which are expected to be transferred to and held by LPCO.

    By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group," which "group" may be deemed to beneficially own an aggregate of 16,661,000 Shares, representing approximately 8.2% of the outstanding Shares. The percentages used herein are based on the 202,200,000 Shares reported to be issued and outstanding as of October 22, 2007 by the Issuer in its Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on October 24, 2007.

Items 5(c) is hereby amended and supplemented as follows:

All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D on December 14, 2007 are set forth in Annex D attached hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
7.3	Press release, dated January 16, 2008
7.4	White Paper titled "An Operator's Guide to Unlocking Value at TransAlta"

CUSIP No. 89346D107	13D	Page 12 of 14 Pages

 SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: January 16, 2008

LSP Penn Holdings, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Penn Holdings II, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LS Power Partners II, L.P.

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 13 of 14 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LPCO Investments S.à.r.l.

By:	Paul Segal, as attorney-in-fact

By:	/s/ Paul Segal
Name:	Paul Segal

CUSIP No. 89346D107	13D	Page 14 of 14 Pages

ANNEX D to SCHEDULE 13D/A

Party Effecting Transaction	Date	Buy/Sell	Quantity	Average Price (US$)*	Currency
Luminus Asset Partners, L.P.	1/02/08	Buy	3,700	32.7066	CAD
Luminus Asset Partners, L.P.	1/03/08	Buy	3,000	33.0018	CAD
Luminus Asset Partners, L.P.	1/04/08	Buy	50	33.0016	CAD
Luminus Asset Partners, L.P.	1/07/08	Buy	11,100	33.0279	CAD
Luminus Asset Partners, L.P.	1/08/08	Buy	5,000	32.9346	CAD
Luminus Asset Partners, L.P.	1/09/08	Buy	1,100	32.3767	CAD
Luminus Asset Partners, L.P.	1/10/08	Buy	1,800	32.8545	CAD
Luminus Asset Partners, L.P.	1/11/08	Buy	1,800	32.5085	CAD
Luminus Asset Partners, L.P.	1/15/08	Buy	7,400	32.1965	CAD
Luminus Energy Partners Master Fund, Ltd.	1/02/08	Buy	11,600	32.7066	CAD
Luminus Energy Partners Master Fund, Ltd.	1/03/08	Buy	45,500	33.0018	CAD
Luminus Energy Partners Master Fund, Ltd.	1/04/08	Buy	850	33.0016	CAD
Luminus Energy Partners Master Fund, Ltd.	1/07/08	Buy	168,900	33.0279	CAD
Luminus Energy Partners Master Fund, Ltd.	1/08/08	Buy	76,300	32.9346	CAD
Luminus Energy Partners Master Fund, Ltd.	1/09/08	Buy	17,200	32.3767	CAD
Luminus Energy Partners Master Fund, Ltd.	1/10/08	Buy	28,200	32.8545	CAD
Luminus Energy Partners Master Fund, Ltd.	1/11/08	Buy	28,200	32.5085	CAD
Luminus Energy Partners Master Fund, Ltd.	1/15/08	Buy	112,600	32.1965	CAD

 *  Transactions in Shares executed in Canadian Dollars have been converted to US Dollars using a current market exchange rate of 1 CAD to 0.985123 USD. Average price is net of brokerage fees and commissions.